Exhibit 99.1

WANG & LEE GROUP, INC. Announces 2024 Unaudited Interim Financial Results

WANG & LEE GROUP, Inc. (Nasdaq: WLGS) (“WLGS” or the “Company”), is a British Virgin Islands holding company with operations conducted by its subsidiaries in Hong Kong. The group is a construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems (“E&M”), which include low voltage (220v/phase 1 or 380v/phase 3) electrical systems, mechanical ventilation and air-conditioning (“MVAC”) systems, fire service systems, water supply and sewage disposal system installation and fitting out for the public and private sectors. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2024.

2024 Interim Results Overview

Revenue

Our sales were $1.89 million for the six months ended June 30, 2024, which increased by $0.45 million, or 31.25% from $1.44 million for the same period of 2023. During the six months ended June 30, 2024, we through WANG & LEE CONTRACTING LIMITED earned construction income of $1.89 million, compared to income of $1.44 million in 2023.

Below is the summary presenting the Company’s revenues disaggregated by products and services and timing of revenue recognition:

	For the six months ended June 30,
Revenue by recognition over time	2024	2023
	(Unaudited)	(Unaudited)
Revenue by recognition over time	$1,884	$1,437
	$1,884	$1,437

	For the six months ended June 30,
Revenue by major product line	2024	2023
	(Unaudited)	(Unaudited)
Low voltage electrical system	$885	$707
MVAC systems	105	328
Out-fitting	782	381
Water supply and sewage disposal system installation	41	14
Fire safety system	71	7
	$1,884	$1,437

Cost of revenues

For the six months ended June 30, 2024, cost of revenues increased by $0.76 million, or 64.41%, to $1.94 million from $1.18 million for the six months ended June 30, 2023. The increase was in line with the revenue growth.

Gross loss

Our gross loss was $0.05 million for the six months ended June 30, 2024, compared to gross profit of $0.25 million for the same period of 2023.

General and administrative expenses

General and administrative expenses amounted to approximately $0.69 million for the six months ended June 30, 2024, $1.20 million or 63.49% lower than $1.89 million for the same period of 2023. This decrease was due to a decrease in the listing fee.

General and administrative expenses include rental expenses, staff salary and benefits, legal and professional fees, office expenses, travel expenses, entertainment, depreciation and listing fees.

Finance cost

Finance cost amounted to $62,935 for the six months ended June 30, 2024, $38,338 or 155.86% higher than $24,597 for the same period of 2023.

Other Income

Other income amounted to $83,089 for the six months ended June 30, 2024, $41,212 or 98.41% higher than $41,877 for the same period of 2023.

Net loss

As a result of the various factors described above, net loss for the six months ended June 30, 2024 was $0.72 million, as compared to $1.62 million for the same period of 2023.

About WANG & LEE GROUP, Inc.

WANG & LEE GROUP, Inc. is a British Virgin Islands holding company with operations conducted by its subsidiaries in Hong Kong. The group is a construction prime and subcontractor engaging in the installation of Electrical & Mechanical Systems, which include low voltage (220v/phase 1 or 380v/phase 3) electrical systems, mechanical ventilation and air-conditioning systems, fire service systems, water supply and sewage disposal system installation and fitting out for the public and private sectors. The group’s vision is to operate as a conglomerate to build synergy within its own sustainable ecosystem thereby creating value to its shareholders, today announced its unaudited operating results for the six months ended June 30, 2024. For more information about WLGS, please visit our investor relations website:

https://www.wangnleegroup.com/

Safe Harbor and Informational Statement

This announcement contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “will,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”. Forward-looking statements in this release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple channel strategy and the transitioning of its product development and sales focus and to a “light-asset” model. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct. These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company, which may include, without limitation, our ability to have effective internal control over financial reporting; our success in designing and distributing products under brands licensed from others; management of sales trend and client mix; possibility of securing loans and other financing without efficient fixed assets as collaterals; changes in government policy in China; China’s overall economic conditions and local market economic conditions; our ability to expand through strategic acquisitions and establishment of new locations; compliance with government regulations; legislation or regulatory environments; geopolitical events, and other events and/or risks outlined in WLGS ‘s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F and other filings. All information provided in this press release and in the attachments is as of the date of the issuance, and WLGS does not undertake any obligation to update any forward-looking statement, except as required under applicable law.